UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)   *

Hudson Pacific Properties, Inc.
(Name of Issuer)
Common Stock, par value $ 0.01 per share
(Title of Class of Securities)
444097109
(Cusip Number)
Michael B. Fisch Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 6, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,427,139
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,427,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,441,527
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,559,985
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,559,985
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,574,373
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 734,892
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 734,892
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,280
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                  (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 5 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,388
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER 14,388
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS David T. Kim
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Michael G. Linn
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS John R. Warren
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 44 Pages

13D
CUSIP No.444097109

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 8,736,404 Shares, which is 13.0% of the class of securities.  The reporting person on this cover page, however, may be deemeda beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,722,016
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,722,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,736,404
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 44 Pages

    This Amendment No. 6 to Schedule 13D amends the Schedule 13D initially filed on July 8, 2010 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 1. Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This statement relates to shares of Common Stock, par value $0.01 per share (the “Shares”), of Hudson Pacific Properties, Inc. (the “Company”).  The Company’s principal offices are located at 11601 Wilshire Boulevard, Suite 1600, Los Angeles, CA 90025.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(iii)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it.

FCP, FCIP and FCIP III are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(iv)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Shares held by each of the Farallon Funds.

The Farallon Individual Reporting Persons

(v)
The following persons, each of whom is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon  Funds: Michael B. Fisch (“Fisch”), Daniel J. Hirsch (“Hirsch”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”); and

Page 17 of 44 Pages

(vi)
Richard B. Fried (“Fried”), who is a managing member of the Farallon General Partner, with respect to the Shares held by the Farallon Funds and with respect to 14,388 restricted Shares held by Fried for service as a member of the Company’s board of directors.

Fisch, Fried, Hirsch, Kim, Landry, Linn, Patel, Roberts, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

This Schedule 13D reports that effective July 1, 2014, Fisch was appointed a managing member of the Farallon General Partner. Accordingly, as of that date, Fisch may be deemed a beneficial owner of any Shares beneficially owned by the Farallon General Partner.

(b)           The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to report the following:

The Farallon Funds have entered into a Voting Agreement, dated as of December 6, 2014 (the “Voting Agreement”), with certain affiliates of The Blackstone Group L.P. identified therein (collectively, the “Sellers”).  The following description of the Voting Agreement is qualified in

Page 18 of 44 Pages

its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 20 and is hereby incorporated herein by reference.

Background

The Voting Agreement relates to that certain Asset Purchase Agreement, dated as of December 6, 2014 (the “Purchase Agreement”), by and among the Company, Hudson Pacific Properties, L.P. (the “Operating Partnership”) and the Sellers.  The following description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 11, 2014.  None of the Farallon Funds and the other Reporting Persons is a party to the Purchase Agreement.

The Purchase Agreement provides for a transaction (the “Transaction”) in which the Company will acquire from the Sellers a portfolio of real estate assets in exchange for consideration comprised of cash, Shares and common units of limited partnership interest in the Operating Partnership (“Common Units”).  The closing of the Transaction is conditioned on, among other things, the Company obtaining approval by the Company’s shareholders, by the affirmative vote of a majority of votes cast for such purpose, of the issuance to the Sellers of Shares and Common Units as contemplated by the Purchase Agreement (such issuance, the “Equity Issuance”; and such approval, the “Requisite Stockholder Approval”).

Each of the Farallon Funds has agreed as follows pursuant to the Voting Agreement, subject to the terms and conditions thereof:

Agreement to Vote in Favor of Transaction

Each of the Farallon Funds has agreed that, until the termination of the Voting Agreement, it shall, and it shall cause any other holder of record of any Covered Shares (as defined below) to, vote all Covered Shares at any meeting of the shareholders of the Company or in any other circumstances upon which a vote, consent or other approval of the shareholders of the Company is sought in connection with the Transaction: (i) in favor of the Transaction; (ii) against any potential competing transaction defined in the Purchase Agreement as a “Buyer Acquisition Proposal”; and (iii) against any other action that could reasonably be expected to materially impede, interfere with, delay, postpone or adversely affect the Transaction or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Purchase Agreement. “Covered Shares” are Shares beneficially owned by the Farallon Funds as of the date of the Voting Agreement, together with any Shares acquired after the date of the Voting Agreement, whether upon exercise of options or warrants, conversion of convertible securities or exchange of Common Units or otherwise, by the Farallon Funds or any other investment fund or account that is, directly or indirectly, managed or advised by or affiliated with Farallon Capital Management, L.L.C. or the Farallon General Partner.

Restrictions on Transfer
Page 19 of 44 Pages

    Each of the Farallon Funds has agreed that it shall not, until the earlier of (x) the termination of the Voting Agreement and (y) April 1, 2015, directly or indirectly sell (including short sales), transfer, lease, assign, encumber, pledge, hedge, swap, hypothecate, enter into a “put equivalent position” or otherwise dispose of (by operation of law or otherwise) (a “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to a Transfer of any Covered Shares or Common Units or any interest therein (including voting interest), except for certain Transfers to affiliates as permitted by the Voting Agreement.

Termination of Voting Agreement

The Voting Agreement provides that it terminates upon the earliest of: (i) the closing of the transactions contemplated by the Purchase Agreement; (ii) the termination of the Purchase Agreement in accordance with its terms; (iii) written notice of termination of the Voting Agreement by the Sellers to the Farallon Funds; (iv) the Company’s board of directors withdrawing its recommendation that shareholders vote in favor of the Equity Issuance, or taking such other action as constitutes a “Change of Recommendation” as defined in the Purchase Agreement; and (v) 11:59 p.m. New York time on July 3, 2015.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 67,048,781 Shares outstanding as of November 1, 2014, as reported by the Company in its Report on Form 10-Q for the quarter ended September 30, 2014, filed by the Company with the Securities and Exchange Commission on November 7, 2014.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon General Partner
Page 20 of 44 Pages

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all  of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Shares owned by the Farallon Funds.  Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby supplemented to report the following:

As disclosed in Item 4 above, each of the Farallon Funds has entered into the Voting Agreement, dated as of December 6, 2014, with certain affiliates of The Blackstone Group L.P. identified therein.

Page 21 of 44 Pages

Item 7. Materials to be Filed as Exhibits

The Voting Agreement is filed herewith as Exhibit 20.

Page 22 of 44 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2014

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. and
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Power of Attorney executed by each of Fisch, Fried, Hirsch, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., is hereby incorporated by reference.

Page 23 of 44 Pages

ANNEX 1

Set forth below with respect to the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Andrew J. M. Spokes, Senior Managing Member; Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart, John R. Warren and Mark C. Wehrly, Managing Members.

2.	Managing Members of the Farallon General Partner

(a)
Robert J. Ceremsak, Jr., Michael B. Fisch, Richard B. Fried, Daniel J. Hirsch, David T. Kim, Monica R. Landry, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Gregory S. Swart, John R. Warren and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Andrew J.M. Spokes is serving as Senior Managing Member of the Farallon General Partner.  The principal occupation of each other Managing Member of the Farallon General Partner is serving as a Managing Member of the Farallon General Partner.

(d)
Each of the Managing Members of the Farallon General Partner, other than Andrew J.M. Spokes and Gregory S. Swart, is a citizen of the United States.  Andrew J.M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the Managing Members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 24 of 44 Pages

EXHIBIT INDEX

EXHIBIT 20	Voting Agreement

Page 25 of 44 Pages

EXHIBIT 20
to
SCHEDULE 13D

VOTING AGREEMENT

This VOTING AGREEMENT, dated as of December 6, 2014 (this “Agreement”) is entered into by and among Farallon Capital Partners, L.P., a California limited partnership (“FCP”), Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), and Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III,” and together with FCP and FCIP, the “Stockholders”; and the Stockholders, together with any other investment fund or  account that is, directly or indirectly, managed or advised by or affiliated with Farallon Capital Management, L.L.C. or Farallon Partners, L.L.C., each a “Farallon Affiliate”) and the entities listed on the signature pages hereto under the heading “Sellers” (collectively, the “Sellers”).  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Purchase Agreement (as defined below).

WHEREAS, concurrently herewith, the Sellers, Hudson Pacific Properties, Inc., a Maryland corporation (the “Company”), and Hudson Pacific Properties, L.P., a Maryland limited partnership (the “Operating Partnership”), are entering into the Asset Purchase Agreement attached hereto as Exhibit A (the “Purchase Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) the Company and the Operating Partnership will, among other things, acquire certain real estate assets held by the Sellers in exchange for newly-issued shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company and newly-issued common units of limited partnership (the “Common Units”) in the “Operating Partnership (collectively, the “Transaction”);

WHEREAS, as of the date hereof the Stockholders beneficially own the shares of Common Stock set forth on Schedule I hereto (the “Owned Shares”, and together with any shares of Common Stock acquired by any of the Stockholders or any other Farallon Affiliates after the date hereof, whether upon exercise of options or warrants, conversion of convertible securities or exchange of Common Units or Series A Cumulative Redeemable Convertible Preferred Units of limited partnership of the Operating Partnership (the “Series A Preferred Units”), or otherwise, are collectively referred to herein as the “Covered Shares”);

WHEREAS, in order to induce the Sellers to enter into the Purchase Agreement and proceed with the Transaction, the Sellers and the Stockholders are entering into this Agreement; and

WHEREAS, each of the Stockholders acknowledges that the Sellers are entering into the Purchase Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Purchase Agreement if the Stockholders did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, each of the Sellers and each of the Stockholders (severally and not jointly) hereby agree as follows:

1. Agreement to Vote. Until the termination of this Agreement in accordance with Section 3 below, each of the Stockholders (severally and not jointly) agrees that it shall, and shall cause any other holder of record of any Covered Shares to, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) or in any other circumstances upon which a vote, consent or other approval of the stockholders of the Company is sought in connection with approval of the Transaction: (i) when such a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum; (ii)

    Page 26 of 44 Pages

vote or cause to be voted (or validly execute and return and cause such consent to be granted with respect to) all Covered Shares in favor of the Transaction, including each of the items that are the subject of the Requisite Stockholder Approval; and (iii) vote or cause to be voted at any meeting (or validly execute and return and cause such consent to be granted with respect to) all Covered Shares against any Buyer Acquisition Proposal and  any other action that could reasonably be expected, to (A) materially impede, interfere with, delay, postpone or adversely affect the Transaction, or (B) result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Purchase Agreement.  Except as set forth in this Section 1, the Stockholders shall not be restricted from voting in favor of, against or abstaining with respect to any other matter presented to the stockholders of the Company for their vote, consent or other approval.  In addition, nothing in this Agreement shall limit the right of any Stockholder to vote or abstain from voting any Covered Shares in connection with the election of directors (including, for the avoidance of doubt, an election of Company directors the slate for which includes one or more director candidates nominated by the Sellers or their Affiliates).

2. No Inconsistent Agreements. Each of the Stockholders (severally and not jointly) hereby represents, warrants, covenants and agrees that neither it nor any other Farallon Affiliate (a) has entered into and shall not enter into any voting agreement or voting trust with respect to any Covered Shares (other than this Agreement), (b) has granted and shall not grant a proxy, consent or power of attorney with respect to the Covered Shares that is inconsistent with its obligations pursuant to this Agreement and (c) has entered into and shall not enter into any agreement or undertaking that is otherwise inconsistent with its obligations pursuant to this Agreement.

3. Termination. This Agreement shall terminate automatically upon the earliest to occur of: (a) the Closing; (b) the termination of the Purchase Agreement in accordance with its terms; (c) written notice of termination of this Agreement by the Sellers to the Stockholders; (d) a Change of Recommendation; and (e) 11:59 p.m. New York time on July 3, 2015; provided, that the provisions set forth in Section 7 shall survive the termination of this Agreement; and provided, further, that nothing herein shall relieve any party hereto from liability for any breach of this Agreement prior to any such termination.

4. Representations and Warranties of Sellers. Each of the Sellers (severally and not jointly) hereby represents and warrants to each Stockholder as follows:

(a)           Valid Existence. Such Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b)           Power and Authority. Such Seller has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Seller and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of such Seller, and no other proceedings on the part of such Seller are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly authorized, executed and delivered by such Seller and, assuming its due authorization, execution and delivery by each of the Stockholders, constitutes a legal, valid and binding obligations of such Seller, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws and principles affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding in law or at equity.

         Page 27 of 44 Pages

(c)           No Conflicts; Required Filings. Except (x) for filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE and (y) filings required under, and compliance with other applicable requirements of, the HSR Act, (A) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of such Seller for the execution and delivery of this Agreement by such Seller and the consummation by it of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by such Seller nor the consummation by such Seller of the transactions contemplated hereby nor compliance by such Seller with any of the provisions hereof shall (1) conflict with or violate the limited partnership agreement or limited liability company agreement (or similar organizational document), as applicable, of such Seller, (2) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of such Seller pursuant to, any Contract to which such Seller is a party or by which it or any of its properties or assets are bound or affected, or (3) violate any Law applicable to such Seller or any of its properties or assets, except in the case of (2) or (3) for violations, breaches or defaults that would not, individually or in the aggregate, materially impair the ability of such Seller to perform its obligations hereunder.

(d)           No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Section 4, no Seller makes any representation or warranty, express or implied, to the Stockholders in connection with the matters addressed in this Agreement or otherwise.

5. Representations and Warranties of the Stockholders. Each of the Stockholders (severally and not jointly) hereby represents and warrants to each Seller as follows:

(a)           Ownership of Securities. Each of the Stockholders is the only beneficial owner and only record holder of the Owned Shares set forth opposite its name on Schedule I hereto, in each case free and clear of Liens.  Each of the Stockholders has sole voting power and sole power of disposition with respect to all of the Owned Shares set forth opposite its name on Schedule I hereto, with no restrictions, subject to applicable federal securities laws and the organizational documents of the Company on their rights of disposition pertaining thereto (other than as created by this Agreement).  As of the date hereof, none of the Stockholders nor any other Farallon Affiliates own beneficially or of record any equity securities of the Company other than the Owned Shares, Common Units and Series A Preferred Units set forth on Schedule I. No Stockholder has appointed or granted any proxy which is still in effect with respect to the Covered Shares. There are no agreements or arrangements of any kind, contingent or otherwise, obligating any Stockholder to Transfer (as defined below) or cause to be Transferred any Covered Shares, Common Units or Series A Preferred Units or otherwise (except for the Buyer OP Partnership Agreement and the Registration Rights Agreement, dated as of June 29, 2010, by and among the Company and the holders party thereto, as amended by the First Amendment to Registration Rights Agreement, dated as of May 3, 2011) relating to the Transfer of any Covered Shares, Common Units or Series A Preferred Units.  No Person has any contractual or other right or obligation to purchase or otherwise acquire any of such Covered Shares and no Stockholder has assigned any rights associated with any of the Owned Shares, Common Units or Series A Preferred Units to any Person.

(b)           Existence, Power; Binding Agreement. Each of the Stockholders is validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been
Page 28 of 44 Pages

duly and validly executed and delivered by each of the Stockholders and, assuming due authorization, execution and delivery by the Sellers, constitutes a legal, valid and binding obligation of each of the Stockholders, enforceable against each of the Stockholders in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws and principles affecting creditors’ rights generally and by general principles of equity, whether considered in a proceeding in law or at equity.

(c)           No Conflicts. Except for filings required under, and compliance with other applicable requirements of, the Exchange Act and the rules and regulations of the NYSE, (A) no filing with, and no permit, authorization, consent or approval of, any Governmental Entity is necessary on the part of any of the Stockholders for the execution and delivery of this Agreement by any of the Stockholders and the consummation by any of the Stockholders of the transactions contemplated hereby and (B) neither the execution and delivery of this Agreement by the Stockholders nor the consummation by the Stockholders of the transactions contemplated hereby or compliance by the Stockholders with any of the provisions hereof shall (1) conflict with or violate any provision of the certificate of limited partnership or limited partnership agreement (or similar organizational documents) of any Stockholder, (2) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of any of the Stockholders pursuant to any Contract to which any of the Stockholders is a party or by which any of the Stockholders or any property or asset of any of the Stockholders is bound or affected, or (3) violate any Law  applicable to any of the Stockholders or any of their properties or assets, except in the case of (2) or (3) for violations, breaches or defaults that would not, individually or in the aggregate, materially impair the ability of any of the Stockholders to perform its obligations hereunder.

(d)           No Other Representations or Warranties.  Except for the representations and warranties expressly set forth in this Section 5, no Stockholder makes any representation or warranty, express or implied, to the Sellers in connection with the matters addressed in this Agreement or otherwise.

6. Certain Covenants of the Stockholders. Except in accordance with the terms of this Agreement, each of the Stockholders (severally and not jointly) hereby covenants and agrees as follows:

(a)           No Solicitation. Each Stockholder hereby agrees that until the termination of this Agreement in accordance with Section 3 above, it shall not, and shall cause its Representatives not to, directly or indirectly through another Person: (i) solicit, knowingly initiate or knowingly encourage, knowingly induce or knowingly take any other action which would reasonably be expected to lead to the making, submission or announcement of any proposal or inquiry that constitutes, or is reasonably likely to lead to, a Buyer Acquisition Proposal; (ii) enter into, continue or participate in any discussions or any negotiations regarding any proposal that constitutes, or would reasonably be expected  to lead to the making, submission or announcement of, any Buyer Acquisition Proposal; (iii) furnish any non-public information regarding the Company to any Person in circumstances that such Stockholder knows to be in connection with either a Buyer Acquisition Proposal or an inquiry that would reasonably be expected to lead to the making, submission or announcement of a Buyer Acquisition Proposal; or (iv) otherwise knowingly facilitate any Buyer Acquisition Proposal.

(b)           Restriction on Transfer, Non-Interference. Until the earlier of (x) the termination of this Agreement in accordance with Section 3 above and (y) April 1, 2015, each of the

Page 29 of 44 Pages

Stockholders hereby agrees not to (i) directly or indirectly sell (including short sales), transfer, lease, assign, encumber, pledge, hedge, swap, hypothecate, enter into a “put equivalent position” (as defined by Rule 16a-1(h) under the Exchange Act) or otherwise dispose of (by operation of law or otherwise) (a “Transfer”), or enter into any Contract, option or other arrangement or understanding with respect to a Transfer of any of the Covered Shares, Common Units or Series A Preferred Units or any interest therein (including voting interest), or (ii) knowingly take any action that would make any representation or warranty of any of the Stockholders contained herein untrue or incorrect or have the effect of preventing or disabling any of the Stockholders from performing its obligations under this Agreement. Notwithstanding anything contained herein to the contrary, nothing in this Agreement shall prevent or impede any Stockholder from making a Transfer of any of the Covered Shares to one or more Farallon Affiliates; provided, however, that a Transfer referred to in this sentence shall be permitted only if, prior to and as a condition to the effectiveness of any such Transfer, each such Person to whom any Covered Shares is to be transferred shall have executed and delivered to each Seller a counterpart of this Agreement pursuant to which the transferee agrees in writing to be bound by all of the terms of this Agreement.  In furtherance of this Agreement, until the termination of this Agreement pursuant to Section 3, each Stockholder hereby authorizes and instructs the Company and the Operating Partnership to instruct their respective transfer agents to enter into a stop transfer order with respect to all of the Covered Shares and all of the Common Units and Preferred Series A Units beneficially owned by such Stockholder or the other Farallon Affiliates.

(c)           Stock Dividends, etc. In the event of a stock split, stock dividend or distribution, or any change in the Common Stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(d)           Certain Notifications. Each of the Stockholders agrees, while this Agreement is in effect, to promptly notify the Sellers of the number of any new shares of Common Stock, Common Units or Series A Preferred Units, if any, acquired by such Stockholder or any other Farallon Affiliate after the date hereof.

(e)           Disclosure.  The Stockholders hereby authorize the Company and Sellers to publish and disclose in any press release or any disclosure required by the SEC and in any proxy statement, in each case relating to the Transaction, the identity of the Stockholders, their ownership of the Covered Shares and the nature of the Stockholders’ obligations under this Agreement.

7. Miscellaneous.

(a)           Expenses.  Each of the parties hereto shall bear its own costs and expenses in connection with the transactions contemplated by this Agreement.

(b)           No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in any Seller any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to the Stockholders, and the Sellers shall not have any authority to manage, direct, restrict, regulate, govern, or administer any of the policies or operations of the Company or of any Stockholder or exercise any power or authority to direct the Stockholders in the voting of any of the Covered Shares, except as otherwise provided herein; provided that the foregoing shall not be deemed to limit the Stockholders’ obligations hereunder.

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(c)           Capacity. The Stockholders are entering into this Agreement solely in their capacity as the record holders or beneficial owners of the Covered Shares and nothing herein shall limit or affect any actions taken by, or otherwise obligate, the Stockholders or any other Farallon Affiliates in any other capacity.

(d)           Amendment. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, in each case without the written consent of each of the parties hereto. No failure or delay by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon any breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

(e)           Non-Survival of Representations and Warranties. The respective representations and warranties of the Stockholders and the Sellers contained herein shall not survive the termination of this Agreement.

(f)           Notices. All notices, requests, demands, claims and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by facsimile (with written confirmation of transmission) and the Business Day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express).  In each case notice shall be sent to:

If to a Seller, to:

c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Attention:         Frank Cohen and Judy Turchin
Facsimile:          212-583-5202

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
Attention:         Brian Stadler
Facsimile:          212-455-2502

if to a Stockholder:

c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, CA 94111
Attention:         General Counsel
Facsimile:          415-421-2133

with a copy (which shall not constitute notice) to:

Richards Kibbe & Orbe LLP
Page 31 of 44 Pages

200 Liberty Street
New York, NY 10281
Attention:         Scott Budlong
Facsimile:          917-344-8915

Any party hereto may change the address or facsimile number to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving each other party hereto notice in the manner herein set forth.

(g)           Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid or unenforceable to any extent, (i) the remainder of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by law and (iii) the application of such provision to other Persons or circumstances or in other jurisdictions shall not be affected thereby.

(h)           Entire Agreement; No Third Party Beneficiaries. This Agreement, including all exhibits and schedules attached hereto, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, agreements or undertakings, other than those set forth or referred to herein with respect to the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.  This Agreement does not, and is not intended to, confer any right, benefit or remedy hereunder upon any Person other than the parties hereto and their successors and permitted assigns.

(i)           Binding Effect; Assignment. This Agreement shall not be assigned by any party hereto (whether by operation of Law or otherwise) without the prior written consent of each of the other parties hereto, and any such assignment without such consent shall be null and void, except that any Seller shall have the right to assign this Agreement, in whole or in part, and any rights and/or obligations hereunder to any of its Affiliates without the prior written consent of any other party hereto; provided, however, that no such assignment by a Seller to any of its Affiliates shall relieve such Seller of its obligations under this Agreement.

(j)           Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York.

(k)           Jurisdiction; Waiver of Jury Trial. Each of the parties hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the State of New York and the courts of the United States of America located in the City and County of New York in the State of New York for any litigation arising out of or relating to this Agreement (and agrees not to commence any litigation relating hereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to its respective address set forth in Section 7(f) shall be effective service of process for any litigation brought against it in any such court. Each of the parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of this Agreement in the courts of the State of New York or the courts of the United States of America located in the City and County of New York in the State of New York and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation

Page 32 of 44 Pages

brought in any such court has been brought in an inconvenient forum. EACH OF THE PARTIES HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

(l)           Equitable Remedies. Each of the parties hereto acknowledges and agrees that the other parties would be damaged irreparably, and in a manner for which monetary damages would not be an adequate remedy, in the event any of the provisions of this Agreement are not performed in accordance with its specific terms or otherwise are breached.  Accordingly, each of the parties hereto agrees that the other parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof, in addition to any other remedy to which they may be entitled, at law or in equity and that each party hereto agrees to waive any requirements for the securing or posting of any bond or other security in connection with such remedy.

(m)           Further Assurances.  Each of the parties hereto agrees that it shall use reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to give effect to the obligations of the parties hereunder, including by executing and delivering such additional documents as may be reasonably necessary or desirable to effectuate this Agreement.

(n)           Construction. The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.  The words “include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.  The language used in this Agreement is the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. This Agreement was negotiated by the parties hereto with the benefit of legal representation. To the fullest extent permitted by applicable Law, if an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring a party by virtue of the authorship of any of the provisions of this Agreement.

(o)           Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by facsimile, portable document format (.pdf) or other electronic means shall be effective as delivery of a manually executed counterpart to this Agreement.

(p)           Notice of Breach.  In the event that any Seller, on the one hand, or any Stockholder, on the other hand, becomes in breach of any representation, warranty, covenant or agreement set forth herein, it shall promptly notify the other of such breach.

(q)           No “Group”.                      The parties do not intend that this Agreement shall result in, and nothing in this Agreement or the performance hereof shall be construed to evidence, the formation of a “group” for purposes of Section 13(d) of the Exchange Act.

(r)           No Fiduciary Relationship, Etc.  No Stockholder has, by virtue of this Agreement or otherwise, any fiduciary responsibility in favor of the Sellers or their respective equity owners, managers, employees, directors, creditors, advisors or Affiliates with respect to the Transaction or any other matters contemplated by this Agreement or the Purchase Agreement.  Nothing contained in this Agreement and no action taken by any Stockholder pursuant hereto shall be

Page 33 of 44 Pages

deemed to constitute a partnership, association, joint venture or similar relationship among the Stockholders, on the one hand, and the Sellers, on the other hand.

[Signature page follows]

Page 34 of 44 Pages

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

SELLERS

CA-1740 TECHNOLOGY DRIVE LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By        /s/ Danny Kuo
Name: Danny Kuo
Title:  Vice President, Investment and Portfolio
    Management

CA-2180 SAND HILL ROAD LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By      /s/ Danny Kuo
Name: Danny Kuo
Title:  Vice President, Investment and Portfolio
    Management

CA-333 TWIN DOLPHIN LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By      /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-3400 HILLVIEW LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By       /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 35 of 44 Pages

CA-TWIN DOLPHIN LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By      /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-BAY PARK PLAZA LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By       /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-BAYHILL 4-7 LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By       /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

BRE/MILPITAS L.L.C.

By         /s/ Danny Kuo
Name:  Danny Kuo
Title:    Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 36 of 44 Pages

CA-CLOCKTOWER SQUARE LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By         /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

EOP-EMBARCADERO PLACE, L.L.C.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-FOOTHILL RESEARCH CENTER LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By           /s/ Danny Kuo
Name:    Danny Kuo
Title:      Vice President, Investment and Portfolio
Management

CA-GATEWAY OFFICE LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 37 of 44 Pages

CA-3176 PORTER LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-METRO CENTER LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-METRO PLAZA LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By         /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-ONE BAY PLAZA LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By       /s/ Danny Kuo
Name: Danny Kuo
Title:  Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 38 of 44 Pages

CA-PAGE MILL CENTER LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-PALO ALTO SQUARE LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By         /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

EOP-NEW INDUSTRIAL PORTFOLIO, L.L.C.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:    Vice President, Investment and Portfolio
    Management

EOP-PENINSULA OFFICE PARK, L.L.C.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 39 of 44 Pages

CA-SHOREBREEZE LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By       /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-SKYPORT LAND LIMITED PARTNERSHIP

By:   LH GP Holdings LLC, its general partner

By       /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-SKYPORT I LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-SKYWAY LANDING LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner.

By        /s/ Danny Kuo
Name:  Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 40 of 44 Pages

CARRAMERICA TECHMART, L.L.C.

By       /s/ Danny Kuo
Name:  Danny Kuo
Title:    Vice President, Investment and Portfolio
    Management

CA-THE CONCOURSE LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By         /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

CA-TOWERS AT SHORES CENTER LIMITED PARTNERSHIP

By:   EOP Owner GP L.L.C., its general partner

By        /s/ Danny Kuo
Name: Danny Kuo
Title:   Vice President, Investment and Portfolio
    Management

[Signature Page to Voting Agreement]

Page 41 of 44 Pages

STOCKHOLDERS

FARALLON CAPITAL PARTNERS, L.P. By: Farallon Partners, L.L.C., its General Partner

By:	/s/ John Warren
Name:	John Warren
Title:	Managing Member

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. By: Farallon Partners, L.L.C., its General Partner

By:	/s/ John Warren
Name:	John Warren
Title:	Managing Member

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. By: Farallon Partners, L.L.C., its General Partner

By:	/s/ John Warren
Name:	John Warren
Title:	Managing Member

[Signature Page to Voting Agreement]

Page 42 of 44 Pages

Schedule I

Stockholder	Owned Shares	Common Units	Series A Preferred Units

Farallon Capital Partners, L.P.	1,427,139	1,813,518	0

Farallon Capital Institutional Partners, L.P.	6,559,985	0	0

Farallon Capital Institutional Partners III, L.P.	734,892	0	0
Total:	8,722,016	1,813,518	0

Page 43 of 44 Pages

Exhibit A

Purchase Agreement

Page 44 of 44 Pages